Exhibit F-1

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2008 and 2007
(expressed in thousands of Canadian dollars, unless stated otherwise)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 31, 2009.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius

John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
March 31, 2009

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of
Baja Mining Corp. (the “Company”)

We have completed an integrated audit of Baja Mining Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and audits of its 2007 and 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Baja Mining Corp. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements as at December 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s consolidated financial statements as at December 31, 2007 and for each of the years in the two year period ended December 31, 2007 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Internal control over financial reporting

We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control –Integrated Framework issued by the COSO.

“PricewaterhouseCoopers LLP” [signed]

Chartered Accountants
Vancouver, BC
March 31, 2009
(except for note 17 which is as of March 3, 2010.)

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2008	2007
Assets
Current assets
Cash and cash equivalents	59,235	1,043
Short term deposits (note 4)	1,000	32,183
Other receivables	3,337	265
Deposits and prepaid expenses	5,742	942
	69,314	34,433
Mineral properties (note 5)	126,362	18,572
Property, plant and equipment (note 6)	2,709	1,668
	198,385	54,673
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12,032	2,692
Current portion of environmental liabilities (note 7)	1,036	-
	13,068	2,692
Refundable deposit liability (note 3)	10,904	-
Environmental liabilities (note 7)	872	753
Loans from non-controlling interest (note 8)	39,354	-
	64,198	3,445
Shareholders’ Equity
Share capital (note 9 (b))	109,611	105,841
Share purchase warrants (note 9 (d))	16,077	17,199
Contributed surplus (note 9 (g))	89,349	6,745
Deficit	(80,850)	(78,557)
	134,187	51,228
	198,385	54,673
Commitments and contingencies (note 13)
Subsequent event (note 18)

On behalf of the Board

/s/ Robert Mouat	Director	/s/ C. Thomas Ogryzlo	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2008	2007	2006

Expenses

Amortization and accretion	596	89	59
Exploration	-	7,507	19,827
General and administration	1,353	912	544
Management and directors fees (note 10)	293	215	208
Professional and consulting fees	894	688	447
Research	61	-	-
Shareholders information	657	881	234
Stock-based compensation expense (note 9 (f))	822	513	1,996
Wages and subcontracting	1,140	916	461

Loss before other items	(5,816)	(11,721)	(23,776)

Gain on disposal of property, plant & equipment	307	-	-
Finance and development costs expensed	(1,700)	-	-
Foreign exchange gain	3,802	53	61
Net interest income and other	1,114	556	492

Loss and comprehensive loss for the year	(2,293)	(11,112)	(23,223)

Basic and diluted loss per share for the year	(0.02)	(0.09)	(0.24)

Weighted average number of shares outstanding – basic and diluted
	142,633,754	117,866,327	97,927,466

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2008	2007	2006

Share capital
Balance – beginning of year	105,841	65,258	44,284
Non-brokered private placement	-	21,777	-
Brokered private placement	-	10,836	17,635
Share issuance costs	-	(1,498)	(2,076)
Shares issued on exercise of warrants	2,450	5,017	3,023
Fair value of warrants exercised	1,122	1,975	700
Shares issued on exercise of stock options	116	845	684
Fair value of stock options exercised	82	1,631	1,008

Balance – end of year	109,611	105,841	65,258

Share purchase warrants
Balance – beginning of year	17,199	6,497	1,122
Non-brokered private placement share purchase warrants	-	8,262	-
Brokered private placement share purchase warrants	-	4,165	5,365
Share purchase warrants issue costs	-	(534)	(631)
Fair value of agent warrants	-	631	1,309
Fair value of additional agent warrants	-	105	32
Fair value of shares issued on exercise of warrants	(1,122)	(1,975)	(700)
Fair value of special warrants	-	48	-

Balance – end of year	16,077	17,199	6,497

Contributed Surplus
Balance – beginning of year	6,745	6,973	2,740
Fair value of stock options re-priced	-	-	1,100
Fair value of stock options granted	1,542	1,403	4,141
Fair value of stock options exercised	(82)	(1,631)	(1,008)
Contribution relating to funding of mineral property costs (note 3)	69,380	-	-
Contribution relating to refundable deposit liability (note 3)	1,387	-	-
Contribution relating to loans from non-controlling interest (note 8)	10,377	-	-

Balance – end of year	89,349	6,745	6,973

Deficit
Balance – beginning of year	(78,557)	(67,445)	(44,222)
Loss for the year	(2,293)	(11,112)	(23,223)

Balance – end of year	(80,850)	(78,557)	(67,445)

Total Shareholders’ Equity	134,187	51,228	11,283

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2008	2007	2006

Cash flows from operating activities
Loss for the year	(2,293)	(11,112)	(23,223)
Items not affecting cash
Amortization and accretion	596	155	169
Fair value of special warrants	-	805	-
Accretion of special warrants liability	-	63	-
Gain on disposal of property, plant & equipment	(307)	-	-
Stock-based compensation expense	821	1,198	5,241
Unrealized foreign exchange	7,772	(128)	-
Impairment of property, plant and equipment	-	-	125
Finance and development costs expensed	1,700	-	-

	8,289	(9,019)	(17,688)
Net changes in working capital balances
Other receivables	(276)	(357)	(590)
Deposits and prepaids	1,045	-	-
Accounts payable and accrued liabilities	137	677	748

	9,195	(8,699)	(17,530)

Cash flows from investing activities
Redemption of (investment in) short term deposits	31,183	(23,309)	(8,875)
Expenditure on capitalized development costs, net	(107,111)	(16,600)	-
Acquisition of property, plant and equipment	(1,347)	(1,432)	(159)
Disposal of property, plant & equipment	350	-	-

	(76,925)	(41,341)	(9,034)

Cash flows from financing activities
Repayment of amounts due to related parties	-	-	(61)
Net proceeds from issuance of common shares	2,566	49,608	25,340
Contribution relating to funding of mineral property costs (note 3)	69,380	-	-
Refundable deposit received from sale of property interest (note 3)	10,186	-	-
Loans from non-controlling interest (note 8)	43,790	-	-

	125,922	49,608	25,279

Increase (decrease) in cash and cash equivalents	58,192	(432)	(1,285)

Cash and cash equivalents - Beginning of year	1,043	1,475	2,760

Cash and cash equivalents - End of year	59,235	1,043	1,475

Supplemental cash flow information (note 14)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature and continuance of operations

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium (note 3), whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to the Korean Consortium in order to secure a portion of the funding required for the Boleo Project capital costs.

On October 29, 2008, the Company elected to slow down the development of the Boleo Project as a result of the impact of the current global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets. The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future (refer to management of financial risks as discussed in note 16).

These consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 17, accounting principles accepted in Canada differ in certain respects from the accounting principles generally accepted in the United States.

(1)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

2	Summary of significant accounting policies

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec, and its wholly owned subsidiary Invebaja, S.A. de C.V. (“Invebaja”). Invebaja holds a 70% interest in MMB, which holds the mineral property rights to the Boleo Project, as well as a 70% interest in Desarrollos y Servicios Costeros, SA de CV (“Costeros”) and Servicios y Desarrollos Meseta Central, SA de CV (“Meseta”) respectively. All significant inter-company transactions and balances have been eliminated.

b)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of refundable deposit liability, fair value of special warrant liability, asset retirement obligations, fair value of loans from non-controlling interest, fair value of warrants issued on private placements and stock based compensation.

c)	Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study and defers directly related costs once the economic feasibility study is complete. On May 29, 2007 the DFS was completed for the Boleo Project. When the Company incurs debt directly related to the construction of a qualifying asset, the related financing costs are capitalized during the construction period of the particular asset.

Capitalized costs for a producing project are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Ownership of mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

(2)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

2	Summary of significant accounting policies (continued)

d)	Impairment of long-lived assets

Management reviews and evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

e)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years
Test mining equipment	two years

f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

g)	Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year.

(3)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

2	Summary of significant accounting policies (continued)

	h)	Financial instruments

Effective January 1, 2007, the Company adopted Handbook Section 3855 “Financial Instruments –Recognition and Measurement”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These standards were adopted on a prospective basis in 2007 with no restatement of prior period financial statements. In accordance with these standards, the Company classifies financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. At the respective balance sheet dates, the Company’s financial instruments consisted of cash and cash equivalents, short-term deposits, other receivables, deposits, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability as well as loans from non-controlling interest.

Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with the unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with the unrealized gains and losses recognized in the statement of operations.

The following is a summary of the categories the Company has elected to apply to each of its significant financial instruments:

Financial instrument	Category

Cash and cash equivalents	Held for trading
Short-term deposits	Held for trading
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Special warrant liability	Other financial liabilities
Refundable deposit liability	Other financial liabilities
Loans from non-controlling interest	Other financial liabilities

The carrying values of other receivables, deposits, accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these balances.

(4)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

2	Summary of significant accounting policies (continued)

	i)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.

The liability is accreted to the full value over time, applying the interest rate that was used in the initial measurement of the fair value and the corresponding asset is amortized over its expected life. The amount of the liability is subject to re-estimation at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

j)	Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

References to thousand United States dollars are denoted as “US$”.

k)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. These future income tax assets and liabilities are measured using the substantively enacted income tax rates that will be in effect when the temporary differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

(5)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

2	Summary of significant accounting policies (continued)

	l)	Stock options and warrants

The Company accounts for stock options and warrants at fair value pursuant to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Compensation expense for options granted is determined based on the estimated fair value of the options at the measurement date using the Black-Scholes option pricing model. The compensation expense for options vesting immediately is recognized in the period of the grant. Compensation expense for options which vest over time is recognised on a graded vesting basis over the vesting periods. The compensation expense is either expensed to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

m)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

n)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG15”). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

o)	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current year.

(6)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

2	Summary of significant accounting policies (continued)

	p)	New accounting requirements

The Company has adopted the following new standards effective January 1, 2008:

i)
Handbook Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosures required by this standard are included in note 15;

ii)
Handbook Section 3862 “Financial Instrument Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation” replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 16; and

iii)
Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The Section also requires disclosures regarding any material uncertainties related to events and conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The adoption of this new accounting standard did not have any impact on the Company’s consolidated financial statements.

q)	New accounting pronouncements not yet effective

i)
The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062,“Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 – Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009 and the Company does not expect the adoption of these changes to have a material impact on its consolidated financial statements.

(7)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

2	Summary of significant accounting policies (continued)

	q)	New accounting pronouncements not yet effective (continued)

ii)
The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non-controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards is expected to align Canadian GAAP with the provisions of the IFRS equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements.

iii)
The Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” on January 20, 2009. The EIC counterparty credit risk and an entity`s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. The EIC will be effective for interim and annual financial statements ending on or after January 20, 2009 and will apply retrospectively without restatements to prior periods. The Company is evaluating the impact of this EIC on the Company’s consolidated financial statements.

iv)
The Emerging Issues Committee issued EIC 174, “Impairment Testing of Mineral Exploration Properties” on February 28, 2009. The Company does not anticipate any impact in the Company`s consolidated financial statements since the Company expenses costs incurred on any properties in the pre-feasibility stage.

3	Project finance agreement and sale of 30% interest in MMB

On June 30, 2008, the Company completed an agreement with a Korean Consortium in order to access a portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of $91,538 (received July 9, 2008), as well as other contingent consideration and agreed upon terms disclosed below. The Company transferred a 30% interest in the Boleo Project to the Korean Consortium in the form of a 30% interest in the Company’s subsidiary MMB. Under the terms of the agreement, the Company intends to use the majority of these proceeds to fund the Boleo Project.

(8)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

3	Project finance agreement and sale of 30% interest in MMB (continued)

The allocation of the proceeds received on July 9, 2008, according to the terms of the agreement, was as follows:

	Amount	Amount
	US$	Cdn$

Mineral properties funding obligation	66,000	67,228
Refundable manganese deposit liability	10,000	10,186
Historical expenditure funding contribution (note 8)	13,867	14,124

Total proceeds received	89,867	91,538

Additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. Alternatively, US$10,000 is refundable to the Korean Consortium should a decision be made not to produce manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011. This refundable deposit liability was recognized at fair value of $8,799 with the balance of $1,387 being recognized as contributed surplus (note 9 (g)). As at December 31, 2008, the Company has recognized an accretion expense of $333 and foreign exchange adjustments of $1,772 in the statement of operations and comprehensive loss, resulting in a balance of $10,904. The fair value of the refundable deposit liability at June 30, 2008 was calculated, applying the following assumptions:

Estimated period to repayment	35 months
Discount rate	6.81% (LIBOR + 3.5%)

Subsequent to the sale of the property interest, the Company funded its obligation of US$66,000 with regards to the financing, construction, development and working capital of the Boleo Project. Accordingly, the previously recognized funding obligation has been satisfied and the amount is now recorded as contributed surplus (note 9 (g)). The Company’s funding obligation translated to an amount of $69,380 (June 30, 2008: $67,228), which was net of legal fees of $149 and included the effect of foreign exchange differences.

(9)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

3	Project finance agreement and sale of 30% interest in MMB (continued)

Under the terms of the agreement of sale and project financing, the Korean Consortium is committed to provide or procure for the Boleo Project:

•

US$50,000 in shareholders loans on commercial terms subject to completion of the required project debt financing, as defined in the agreement. The interest on such loan shall accrue and be capitalized and added to the principal outstanding until the final economic completion date of the project, as defined. Such funding to be provided once the Company has met all but the final US$50,000 of required shareholder contributions to the project pursuant to the financing plans and budgets contemplated in the shareholder agreement;

• •

Completion guarantees in respect of any senior debt financing on commercial terms;

30% of the remaining construction costs (US$28,029 received to December 31, 2008 – note 8) by way of shareholder loans in 2008 and either equity or shareholder loans thereafter as determined on each cash call; and

•	an offtake agreement for 30% of the Boleo Project production on commercial terms (signed).

The completion of the agreement with the Korean Consortium was subject to and followed receipt of a credit approval from the Export Import Bank of Korea for a debt facility in the amount of US$300,000 and a credit approval from the Korea Development Bank for a subordinated debt facility in the amount of $50,000, plus capitalization of interest until the final economic completion. As at December 31, 2008 both of these commitment letters expired.

At December 31, 2008, the Company estimated the fair value of the refundable deposit liability at $9,462 based on an estimated discount rate of 12% applied through the remaining 29 months to May 30, 2011. The discount rate was estimated by management taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at December 31, 2008, considering that the liability is unsecured. The exchange rate applied in the valuation at December 31, 2008 was US$0.80522/$1.00.

4	Short term deposits

The Company has invested in one year guaranteed term deposits with its Canadian bank, Scotiabank, at fixed interest rates established at the time of investment. All deposits held at December 31, 2008 mature during 2009.

(10)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

5	Mineral properties

Boleo Project details, cumulative acquisition and deferred costs from June 1, 2007 are as follows:

	2008	2007

Land	735	735
Mining concessions	166	106
Deferred development costs
Stock based compensation (note 9 (f))	926	205
Accretion of special warrant liability (note 7 (a))	186	60
Accretion of loans from non-controlling interest (note 8)	139	-
Amortization	264	72
Asset retirement obligation capitalized (note 7 (b))	832	-
Engineering	30,807	6,555
Site work	31,304	4,058
Construction in progress – Acid plant	13,162	542
Construction in progress – Equipment	31,530	1,009
Construction in progress – Other	1,804	2,286
Salary, consulting, financing and other costs	14,507	2,943

Total at cost	126,362	18,571

Details of cumulative exploration expenditures on the Boleo Project prior to the project advancing to the development stage on June 1, 2007 were as follows:

Amortization	257
Camp, general and travel	2,375
Concession fees and other	1,881
Drilling	14,096
Feasibility studies	9,154
Geological and environmental	10,027
Infrastructure	687
Management fees	3,636
Metallurgical and contract services	6,086
Pilot plant costs	5,327
Professional fees	5,148
Accretion of special warrant liability	63
Stock-based compensation expenses	5,003
Wages and subcontracts	2,434

66,174

(11)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

6	Property, plant and equipment

			2008

	Cost	Accumulated amortization	Net

Computer equipment and software	566	(381)	185
Leasehold improvements	149	(85)	64
Machinery and equipment	1,313	(233)	1,080
Mining equipment	86	(86)	-
Office equipment and furniture	224	(107)	117
Transportation equipment	877	(115)	762
Buildings	556	(55)	501

	3,771	(1,062)	2,709

			2007

	Cost	Accumulated amortization	Net

Computer equipment and software	513	(185)	328
Leasehold improvements	149	(55)	94
Machinery and equipment	1,057	(193)	864
Mining equipment	86	(86)	-
Office equipment and furniture	183	(73)	110
Transportation equipment	68	(49)	19
Buildings	287	(34)	253

	2,343	(675)	1,668

During the year, the Company disposed of machinery and equipment used in the test mine. At the time of disposal for $350, these assets had a cost of $111, accumulated amortization of $68 and the Company realized a gain of $307.

(12)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

7	Environmental liabilities

	2008	2007
Special warrants liability (note 7 (a))	1,074	753
Asset retirement obligation (note 7 (b))	834	-
	1,908	753
Less – current portion (notes 7 (a) and 7 (b))	(1,036)	-
Long-term balance	872	753

a)	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The fair value of the special warrants granted on January 9, 2007 was estimated at $48, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

(13)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

7	Environmental liabilities (continued)

The total repurchase liability of US$1,000 has been recorded, as the Project is expected to proceed. The liability has been discounted using an interest rate of 15%.

	Amount	Discounted	Discounted
	US$	US$	Cdn$
Balance - December 31, 2007	1,000	759	753
Accretion of discounted liability for the period	-	118	126
Unrealized foreign exchange loss for the period	-	-	195
Balance – December 31, 2008	1,000	877	1,074
Less – current portion	(333)	(330)	(404)
Long term balance – December 31, 2008	667	547	670

The accretion charges recognized during the year has been capitalized to mineral properties as it is considered to form part of the acquisition costs of the project.

At December 31, 2008, the Company estimated the fair value of the special warrant liability at $1,093 based on an estimated discount rate of 12% applied through to the before-mentioned maturity dates. The discount rate was estimated by management taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the special warrant liability as viewed at December 31, 2008, considering that the liability is unsecured. The exchange rate applied in the valuation at December 31, 2008 was US$0.80522/$1.00.

Subsequent to year-end, the Company paid the current portion of the liability (note 18).

(14)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

7.	Environmental liabilities (continued)

	b)	Asset retirement obligation

During the year, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at December 31, 2008, the undiscounted closure costs would amount to $905, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $832.

Balance – December 31, 2007	-
Change in estimated amount of closure costs	832
Accretion of discounted liability for the period	2
Balance – December 31, 2008	834
Less – current portion	(632)
Long term balance – December 31, 2008	202

The estimate of the closure costs is subject to change based on the future planned development of the Boleo Project, as well as future amendments to laws and regulations that may affect the Company’s obligations. However, the Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future. The entire obligation is currently unfunded.

(15)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

8	Loans from non-controlling interest

Following the closing of the Company’s sale of 30% of its interest in MMB to the Korean Consortium (note 3), the Korean Consortium has funded the following amounts to the project in order to fund its share of historic and future development costs incurred. These amounts are unsecured; non-interest bearing and repayable by MMB three years after the anticipated senior debt facility has been repaid, which is identical to the terms under which the Company funds the project:

	Face value US$		Amount recognized US$	Amount recognized Cdn$

Historical expenditure funding contribution (note 3) – July 9, 2008	13,867		3,593	3,747
Contribution to construction costs – August 22, 2008	12,609		12,609	13,302
Contribution to construction costs – October 2, 2008	15,420		15,420	16,361

	41,896		31,622	33,410

Accretion of discounted liability for the period (note 5)	-		123	139
Unrealized foreign exchange loss for the period	-		-	5,805

Balance – December 31, 2008	41,896	(i)	31,745	39,354

(i)	The Canadian dollar equivalent of the undiscounted funding received was $43,790, which translates to an undiscounted Canadian dollar equivalent of $52,029 at December 31, 2008.

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 ($14,124), which was negotiated as part of the transaction (note 3). This transaction was considered to have occurred at arms length and therefore it was recognized at fair value. The following assumptions were applied in determining the fair value of the amount payable to the Korean Consortium of US$3,593 ($3,747):

Estimated period to repayment	20 years
Discount rate	6.81% (LIBOR + 3.5%)

The balance of $10, 377 was recognized in contributed surplus (note 9 (g)) and the accretion charged during the period was capitalized to mineral properties in accordance with the Company’s accounting policy for financing costs.

(16)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

8	Loans from non-controlling interest (continued)

All contributions subsequently funded by the Korean Consortium, including those on August 22, 2008 and October 2, 2008 were considered to be related party transactions since the Korean Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

At December 31, 2008, the Company estimated the fair value of these amounts payable at $4,816, based on an estimated discount rate of 12% and an estimated period of 21 years to repayment. The exchange rate applied in the valuation at December 31, 2008 was US$0.80522/$1.00.

The discount rate was estimated by management taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at December 31, 2008, considering that the loans are unsecured. The period to repayment was estimated at December 31, 2008, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

9	Share capital

	a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2005	76,280,820	44,284

Brokered private placement (note 9(c)(iv))	25,555,556	17,635
Share issue costs (note 9(c)(iv))	-	(2,076)
Shares issued on exercise of warrants	4,092,641	3,023
Fair value of warrants exercised	-	700
Shares issued on exercise of stock options	1,955,000	684
Fair value of options exercised	-	1,008

Balance – December 31, 2006	107,884,017	65,258

(17)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	b)	Details of share capital activity (continued)

	Shares	Amount

Balance – December 31, 2006	107,884,017	65,258

Non-brokered private placement (note 9 (c)(i))	16,150,000	21,777
Brokered private placement (note 9 (c)(ii))	8,065,000	10,836
Share issue costs	-	(1,498)
Shares issued on exercise of warrants	6,324,497	5,017
Fair value of warrants exercised (note 9 (d))	-	1,975
Shares issued on exercise of stock options	2,275,000	845
Fair value of options exercised (note 9 (g))	-	1,631

Balance – December 31, 2007	140,698,514	105,841
Shares issued on exercise of warrants	2,035,823	2,450
Fair value of warrants exercised (note 9 (d))	-	1,122
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 9 (g))	-	82

Balance – December 31, 2008	143,064,337	109,611

c)	Private placements

During the financial year ended December 31, 2007, the following share placements were completed:

i)
September 2007 – the Company completed a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 86% and an expected life of the warrants of three and one half years. The fair value of the 16,150,000 common shares was estimated to be $21,777 and the fair value of the 10,497,500 warrants was estimated to be $8,262. Finders and other fees and costs relating to this issue amounting to $310 were paid in cash. The pro rata issue costs of, $225 were charged to share capital and $85 were charged to share purchase warrants.

(18)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	c)	Private placements (continued)

ii)
October 2007 – the Company completed a shareholder approved brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,001. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. Additionally, the agents were granted 428,250 warrants, representing 5.3%, of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue. The fair value of the warrants was determined using the Black- Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 85% and an expected life of the warrants of three and one half years. The fair value of the 8,065,000 common shares was estimated to be $10,836, the fair value of the 5,242,250 warrants was estimated to be $4,165 and the fair value of the 428,250 agent warrants was estimated to be $631. Agents, finders and other fees and costs relating to this issue amounting to $985 were paid in cash. The pro rata issue costs of, $1,167 were charged to share capital and $449 were charged to share purchase warrants.

iii)
December 2007 – Agent’s Options (“Agent’s Option”) granted in 2005 were convertible into one unit of the Company (“Agent’s Units”), at a price of $0.35 per Agent’s Unit. Each Agent’s Unit is comprised of one share and one-half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share, at a price of $0.45 per share. During 2007 the holder exercised the remaining 179,535 warrants at $0.35 and was granted an additional 89,767 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $105, with the charge to share capital and the credit to contributed surplus.

(19)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	c)	Private placements (continued)

During the year ended December 31, 2006, the following private placement was completed:

iv)
April 2006 - a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The fair value of the 25,555,556 shares was estimated to be $17,635and the fair value of warrants was estimated to be $5,365. Agent’s, finders and other fees and costs relating to this issue amounting to $1,399 were paid in cash. Additionally, the agents were granted 983,993 warrants, representing 5.5% of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status (fair value $1,309). The pro rata issue costs of $2,077 were charged to share capital.

(20)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	d)	Details of share purchase warrant activity are as follows:

	Shares purchase warrants	Amount

Balance – December 31, 2005	13,078,403	1,122
Brokered private placement share purchase warrants (note 9(c) (i))	12,777,774	5,365
Share purchase warrants issue costs (note 9 (c) (i))	-	(631)
Fair value of agent warrants (note 9 (c) (iv))	983,993	1,309
Fair value of additional agent warrants	173,017	32
Shares issued on exercise of additional agent warrants	(4,092,641)	(700)

Balance – December 31, 2006	22,920,546	6,497
Brokered private placement share purchase warrants (note 9 (c)(ii))	5,242,250	4,165
Non-brokered private placement share purchase warrants (note 9 (c)(i))	10,497,500	8,262
Share purchase warrants issue costs	-	(534)
Fair value of agent warrants (note 9 (c)(ii))	428,250	631
Fair value of additional agent warrants (note 9 (c)(iii))	89,767	105
Fair value of special warrants (note 7 (a))	180,000	48
Fair value of share purchase warrants exercised (note 9 (b))	(6,324,497)	(1,975)

Balance – December 31, 2007	33,033,816	17,199

Fair value of share purchase warrants exercised (note 9 (b))	(2,035,823)	(1,122)

Balance – December 31, 2008	30,997,993	16,077

(21)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	e)	Warrants

A summary of the Company’s share purchase warrants at December 31, 2008 and the changes during the year are as follows:

		2008		2007		2006

	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Balance - Beginning of year	33,033,816	1.86	22,920,546	1.10	13,078,403	0.86

Issued	-	-	16,437,767	2.51	13,934,784	1.22
Exercised	(2,035,823)	1.20	(6,324,497)	0.79	(4,092,641)	0.75
Expired	-	-	-	-	-	-

Balance - End of year	30,997,993	1.90	33,033,816	1.86	22,920,546	1.10

The following table summarizes information about share purchase warrants outstanding at December 31, 2008:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price $

0.90 to 0.99	77,187	2.29	0.90
1.00 to 1.49	14,572,806	1.48	1.21
1.50 to 2.50	16,168,000	3.74	2.49
US 5.555	180,000	1.29	US 5.555

	30,997,993	2.66	1.90

(22)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	f)	Stock options

A summary of the Company’s stock options at December 31, 2008 and the changes during the year are as follows:

		2008		2007		2006

		Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Balance - Beginning of year	9,365,000	1.08	9,940,000	0.83	6,525,000	0.35

Granted	4,415,000	1.25	1,750,000	1.62	5,445,000	1.23
Exercised	(330,000)	0.35	(2,275,000)	0.37	(1,955,000)	0.35
Cancelled	(650,000)	1.36	(50,000)	1.33	(75,000)	1.21

Balance - End of year	12,800,000	1.15	9,365,000	1.08	9,940,000	0.83

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options	Weighted average exercise price $

0.35 to 0.49	2,510,000	1.88	0.36	2,035,000	0.35
0.50 to 0.99	1,050,000	3.00	0.74	700,000	0.78
1.00 to 1.49	4,800,000	2.72	1.31	4,800,000	1.31
1.50 to 2.15	4,440,000	5.11	1.60	968,333	1.73

	12,800,000	3.98	1.15	8,503,333	1.02

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2008, the Company has reserved 14,403,109 common shares under the plan. Options granted under the Plan will vest with the right to exercise one-quarter of the options at the end of every six-month period subsequent to the grant date, unless the specified contract length is a shorter period.

(23)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	f)	Stock options (continued)

The fair value of the options granted during the period was estimated using the Black-Scholes option-pricing model. During the year, the Company granted 4,415,000 five-year stock options to consultants and employees at an exercise price between $0.40 and $1.77 (2007 – between $1.30 and $2.15), with a fair value of $2,024 attributed to these options. Total stock-based compensation recorded during the year on all vesting options was $1,542. This has been recognized and charged (based upon the work carried out by the employee or consultant) to either exploration ($nil; 2007 - $683), administration ($822; 2007 - $513) or deferred project costs ($720; 2007 - $205), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the year was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	2.82%	4.21%	4.15%
Dividend yield	0%	0%	0%
Expected volatility	74%	88%	89%
Expected stock option life	3 years	3.2 years	3.5 years
Weighted average forfeiture rate	13.5%	0%	0%
Weighted average fair value of stock options granted	$0.46	$0.96	$0.80

In December 2008, the Company made an application to the Toronto Stock Exchange to re-price all outstanding stock options currently priced above $0.40 to a level of $0.40. The option re-pricing, if approved by disinterested shareholders at the next annual general meeting of shareholders, will affect 9,240,000 stock options currently granted to officers, directors, employees and consultants of the Company.

(24)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

9	Share capital (continued)

	g)	Contributed surplus

Details are as follows:

Amount

Balance - December 31, 2005	2,740

Fair value of options re-priced	1,100
Fair value of options granted	4,141
Fair value of options exercised	(1,008)

Balance - December 31, 2006	6,973

Fair value of options granted (note 9 (f))	1,403
Fair value of options exercised (note 9 (b))	(1,631)

Balance – December 31, 2007	6,745

Fair value of options granted (note 9 (f))	1,542
Fair value of options exercised (note 9 (b))	(82)
Contribution relating to funding for mineral property costs (note 3)	69,380
Contribution relating to refundable deposit liability (note 3)	1,387
Contribution relating to historical expenditure funding contribution (note 8)	10,377

Balance – December 31, 2008	89,349

(25)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

10	Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2008	2007	2006

Directors fees – administration	76	65	43
Management fees – exploration	-	339	544
Management fees – administration	217	150	165
Management fees – mineral properties	655	328	-

	948	882	752

The above transactions, and the Korean Consortium’s contributions post closing (note 8), occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

11	Income taxes

a)
The Company operates in Canada and Mexico, and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2008	2007

Accounting loss for the year	2,293	11,112
Statutory rate	30.50%	31.50%

Expected recovery	700	3,500

Non-deductible expenses	(11)	(377)
Tax deductible prior year exploration	-	2,024
Share issuance costs	254	266
Foreign tax rate differential	(163)	(465)
Foreign exchange and other	1,036	(1,454)

	1,816	3,458
Current valuation allowance	(1,816)	(3,458)

	-	-

(26)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

11	Income taxes (continued)

b)

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2008	2007

Non-capital loss carry-forwards	13,772	12,154
Deferred development costs	(382)	-
Property, plant and equipment	567	114
Share issuance costs	437	714
Accounts payable	110

	14,503	12,982
Valuation allowance	(14,503)	(12,982)

Future income tax asset	-	-

c)

During the year ended December 31, 2008, the Company utilized non-capital losses of $5,900 and as at December 31, 2008, the Company remains with cumulative non-capital losses for income tax purposes of $49,366 (2007 - $42,444) in Canada and Mexico, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these consolidated financial statements because of uncertainty of their recovery. These losses will expire as follows:

2009	-
2010	-
2011	189
2012	392
Thereafter	48,785

49,366

If utilized, these losses are expected to be utilized at substantively enacted future tax rates ranging from 30.5% to 25%.

d)

For tax purposes, Invebaja incurred capital losses relating to the sale of the 30% interest in MMB amounting to approximately $133,542 which do not expire. Following due process in Mexico, these amounts could potentially be applied against non-capital income in the future. Other capital losses relate to foreign exchange differences on account of capital which amounts to $7,483 net.

(27)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

12	Segmented information

The Company has one operating segment, being the exploration and development of mineral properties, which is carried out in Mexico.

The breakdown by geographic segment for the year ended December 31, 2008 is as follows:

	Canada	Mexico	Consolidated
Capital assets	5,048	124,023	129,071
Current assets	35,250	34,064	69,314
Total assets	40,298	158,087	198,385

The breakdown by geographic segment for the year ended December 31, 2007 is as follows:

	Canada	Mexico	Consolidated
Capital assets	785	19,455	20,240
Current assets	32,513	1,920	34,433
Total assets	33,298	21,375	54,673

No revenues were earned in either of the geographic segments.

13	Commitments and contingencies

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2008 are estimated to be $23,033 (2007 - $27,100), the payments for which are expected as follows:

2009	22,753
2010	280

23,033

(28)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

13	Commitments and contingencies (continued)

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2008 amount to:

2009	824
2010	279

1,103

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

2009	107
2010	78

185

d)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

(29)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

14	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Comp.any:

	2008	2007	2006

Fair value of warrants issued as share capital issuance expense	-	667	1,004
Fair value of warrants issued as share purchase warrants issuance expense	-	70	305
Fair value of special warrants issued	-	48	-
Increase in accounts payable and accrued liabilities related to mineral property and deferred development costs	9,203	875	-
Increase in deposits and prepaid expenses related to mineral property and deferred development costs	(5,845)	-	-
Accretion of special warrant liability and historical expenditure funding contribution included in mineral property and deferred development costs	325	60	-
Stock-based compensation included in mineral property and deferred development costs	720	205	-

Other supplemental information:

	2008	2007	2006

Interest received	1,083	411	244
Interest paid	-	-	-
Realized foreign exchange gains	11,574	36	35

15	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants). However, in the past year the Company has expanded its sources of capital to special warrants and financing through a development partner and is actively working on a project debt financing package for the Boleo Project (note 3).

(30)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

15	Management of capital risk (continued)

In the management of capital, the Company includes the components of shareholders’ equity, loans from non-controlling interest, special warrant liability and the refundable deposit liability.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

To assist in the management of its capital requirements, the Company has prepared a revised 2009 budget and is working on an updated project capital expenditure budget for the Boleo Project. These are updated as necessary depending on various factors, including successful capital deployment and general industry conditions, which have recently deteriorated. The updated 2009 budget has been reviewed and approved by the Board of Directors, and the project capital budget will be presented for approval when completed.

16	Management of financial risk

Measurement uncertainty: As a result of the adverse market conditions in 2008, the Company was unable to close its jointly arranged US$665,000 senior debt package by year-end.

The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continue discussions with numerous lending institutions and have now targeted certain institutions including development banks, as the most effective path towards securing a revised credit and financing package. The Company and Endeavour are currently working on updating the project financial model and revising the information memorandum for more detailed discussions with lending institutions in order to advance financing of the capital constructions costs required.

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the recorded expenses and balance sheet classifications that would be necessary should the material risk related to financing the project prove to be insurmountable, and these adjustments could be material.

(31)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

16	Management of financial risk (continued)

Foreign Currency Risk: The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on the Company’s foreign financial instruments as at December 31, 2008 could result a foreign exchange gain or loss of approximately $1,000.

It is anticipated that the terms of future debt financing arrangement would require the Company to hedge a percentage of both its foreign exchange risk and its base metals production sales.

As at December 31, 2008, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount

Cash and cash equivalents in United States dollars	46,674	57,964
Cash and cash equivalents in Mexican pesos	1,147	105
Deposits in United States dollars	2,858	3,549
Deposits in Mexican pesos	111	10
Loans from non-controlling interest (note 8)	31,745	39,354
Accounts payable in United States dollars	7,568	9,399
Accounts payable in Mexican pesos	3,686	338
Refundable deposit liability (note 3)	8,923	10,904
Environmental liability (note 7 (a))	877	1,074

(32)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

16	Management of financial risk (continued)

Foreign Currency Risk (continued)

As at December 31, 2007, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount

Cash and cash equivalents in United States dollars	772	762
Cash and cash equivalents in Mexican pesos	1,002	91
Accounts payable in United States dollars	516	514
Accounts payable in Mexican pesos	3,126	285
Accounts payable in Euros	69	103
Accounts payable in Australian dollars	228	198

Liquidity risk: This refers to the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 15 to the consolidated financial statements

The following table summarizes the Company`s known undiscounted obligations and commitments:

Contractual Obligations	Payments due by period Canadian dollars

	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years

Accounts payable	$12,032		$12,032	$	Nil	$	Nil	$	Nil
Operating lease obligations	$185		$107		$78	$	Nil	$	Nil
Contract and purchase commitments	$24,136		$23,577		$559	$	Nil	$	Nil
Refundable deposit liability	$12,419	$	Nil		$12,419	$	Nil	$	Nil
Loans from non-controlling interest	$52,029	$	Nil	$	Nil	$	Nil		$52,029
Environmental obligations	$2,146		$1,147		$999	$	Nil	$	Nil

Total	$102,947		$36,863		$14,055	$	Nil		$52,029

(33)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

16	Management of financial risk (continued)

Commodity price risk: The value of the Company’s mineral properties is related to the price of copper. In particular, the Company`s ability to complete the required financing for the capital construction of the Boleo project, is closely related to short- and to long-term outlook for copper. The price of copper historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

Credit risk: Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment. All its funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by Scotiabank. These investments mature at various dates over the current operating period. The Company’s other receivables consist of general sales tax due from the Federal Governments of Mexico and Canada, as well as advances to vendors. The carrying amount of financial assets recorded in the financial statements (excluding cash and cash equivalents and short-term deposits) represents the Company’s maximum exposure to credit risk.

Interest rate risk: The interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Despite the fact that all short-term deposits are accruing interest at fixed rates, the risk that the Company will suffer a decline in the fair value of the short-term deposits as a result of increases in global interest rates is limited because these investments are realizable within 30 days of year-end.

The impact on net loss of a 1% change in interest rates would amount to approximately $600.

(34)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (US GAAP”).

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$28,029, in addition to the US$13,867 included in the initial proceeds from the sale of the interest (note 3). Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the difference between the fair value of the instruments and the face value, is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument. As a result of the changes in the value of the payables at recognition, the effect of foreign exchange rates on these payables are also affected as indicated below.

For US GAAP purposes the fair value of these loans on initial recognition, was determined to be US$6,901, applying the following assumptions:

Estimated period to repayment	20 years
Discount rates	6.71% (LIBOR + 3.5%) on the amount of US$12,609
7.52% (LIBOR + 3.5%) on the amount of US$15,420

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy which is consistent for both Canadian GAAP and US GAAP.

(35)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

a)	The impact of the above differences between Canadian and US GAAP on the loss for the year ended December 31, as reported, is as follows:

	2008	2007	2006

Loss and comprehensive loss for the year - Canadian GAAP	(2,293)	(11,112)	(23,223)
Adjustment of foreign exchange differences	4,008	-	-

Income (loss) for the year - US GAAP	1,715	(11,112)	(23,223)

Basic and diluted earnings (loss) per share – US GAAP	0.01	(0.09)	(0.24)

b)	The impact of the above differences between Canadian and US GAAP on the Statements of Changes in Shareholders’ Equity, as reported, is as follows:

	2008	2007	2006

Shareholders’ equity - Canadian GAAP	134,187	51,228	11,283
Fair value adjustment recognized in contributed surplus	22,361	-	-
Adjustment of foreign exchange differences	4,008	-	-

Shareholders’ equity - US GAAP	160,556	51,228	11,283

(36)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	2008	2007

Total assets - Canadian GAAP	198,385	54,673
Accretion recognized in mineral properties	174	-

Total assets - US GAAP	198,559	54,673

Total liabilities - Canadian GAAP	64,198	3,445
Fair value adjustment recognized in contributed surplus	(22,361)	-
Adjustments to foreign exchange differences	(4,008)	-
Accretion recognized	174	-

Total liabilities - US GAAP	38,003	3,445

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

(37)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	e)	Development Stage Company (continued)

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Cumulative from inception to December 31, 2008 (unaudited)

Cumulative from inception to December 31, 2008

Expenses

Amortization and accretion	848
Exploration	66,174
General and administration	4,960
Management and directors fees	962
Professional and consulting fees	2,755
Research	61
Shareholders information	2,228
Stock-based compensation expense	5,007
Wages and subcontracting	2,918

Loss before other items	(85,913)

Gain on disposal of property, plant & equipment	317
Finance and development costs expensed	(1,700)
Foreign exchange gain	6,924
Net interest income and other	3,530

Deficit	(76,842)

(38)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	e)	Development Stage Company (continued)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholers’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance - December 31, 2000 (from Inception)		13,269,020	146	-	-	(30,820)	(30,674)

Loss for the year		-	-	-	-	(691)	(691)
Special warrants exercised		1,636,666	-	-	-	-	-
Capitalization of debt owing to related parties	0.15	-	31,432	-	-	-	31,432
Stock option exercised	0.17	30,000	-	-	-	-	-
Warrants exercised	0.18	224,000	-	-	-	-	-

Balance - December 31, 2001		15,159,686	31,578	-	-	(31,511)	67

(39)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (unaudited) (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2002		15,159,686	31,578	-	-	(31,511)	67

Income for the year		-	-	-	-	481	481
Stock option exercised	0.11	148,500	-	-	-	-	-
Warrants exercised	0.11	245,000	-	-	-	-	-
Special warrants exercised	0.15	980,000	-	-	-	-	-
Cancellation of escrow shares		(274,807)	-	-	-	-	-
Share consolidation (16:1)		(15,242,230)	-	-	-	-	-

Balance - December 31, 2002		1,016,149	31,578	-	-	(31,030)	548

Loss for the year		-	-	-	-	(404)	(404)
Private placement	0.10	5,000,000	-	-	-	-	-
Warrants exercised	0.13	137,450	-	-	-	-	-
Share entitlement correction		5	-	-	-	-	-

Balance - December 31, 2003		6,153,604	31,578	-	-	(31,434)	144

(40)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (unaudited) (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000
Balance – January 1, 2004		6,153,604	31,578	-	-	(31,434)	144
Loss for the year		-	-	-	-	(5,392)	(5,392)
Warrants exercised		600,000	-	-	-	-	-
Shares issued in reverse takeover		40,000,000	46	-	-	-	46
Private placements	0.67	13,410,702	8,941	-	-	-	8,941
Stock-based Compensation		-	-	-	1,397	-	1,397
Stock options exercised	0.20	20,000	4	-	-	-	4
Fair value of options exercised		-	6	-	(6)	-	0
Warrants exercised	0.13	52,000	7	-	-	-	7
Balance - December 31, 2004		60,236,306	40,582	-	1,391	(36,826)	5,147
Loss for the year		-	-	-	-	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-	-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-	-	3,349
Agents warrants		-	-	162	-	-	162
Share issue costs		-	(577)	-	-	-	(577)
Warrants exercised	0.14	4,243,550	585	-	-	-	585
Stock-based Compensation		-	-	-	1,354	-	1,354
Options exercised	0.22	40,000	9	-	-	-	9
Fair value of options exercised		-	5	-	(4)	-	1
Balance - December 31, 2005		76,280,820	44,285	1,122	2,741	(44,223)	3,925

(41)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (unaudited) (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)
Balance – January 1, 2006		76,280,820	44,284	1,122	2,741	(44,223)	3,924
Loss for the year		-	-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	-	-	23,000
Brokers warrants		-	-	1,341	-	-	1,341
Share issue costs		-	(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641	3,023	-	-	-	3,023
Fair value of warrants exercised		-	700	(700)	-	-	-
Stock-based Compensation		-	-	-	5,240	-	5,240
Options exercised	0.35	1,955,000	684	-	-	-	684
Fair value of options exercised		-	1,008	-	(1,008)	-	-
Balance - December 31, 2006		107,884,017	65,258	6,497	6,973	(67,445)	11,283
Loss for the year		-	-		-	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427			45,040
Share issue costs		-	(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-	-	736	-	-	736
Special warrants issued		-	-	48	-	-	48
Warrants exercised	0.79	6,324,497	5,017	-	-	-	5,017
Fair value of warrants exercised		-	1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000	845	-	-	-	845
Fair value of options exercised		-	1,631	-	(1,631)	-	-
Stock-based Compensation		-	-	-	1,403	-	1,403
Balance - December 31, 2007		140,698,514	105,841	17,199	6,745	(78,557)	51,228

(42)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (unaudited) (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2008		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Income for the year		-	-	-	-	1,715	1,715
Warrants exercised	1.20	2,035,823	2,450	-	-	-	2,450
Fair value of warrants exercised		-	1,122	(1,122)	-	-	-
Options exercised	0.35	330,000	116	-	-	-	116
Fair value of options exercised		-	82	-	(82)	-	-
Stock-based Compensation		-	-	-	1,542	-	1,542
Contribution relating to funding obligation		-	-	-	69,380	-	69,380
Contribution relating to refundable deposit liability		-	-	-	1,387	-	1,387
Contribution relating to historical expenditure		-	-	-	10,377	-	10,377
Contribution relating to loans from non- controlling interest		-	-	-	22,361	-	22,361

Balance - December 31, 2008		143,064,337	109,611	16,077	111,710	(76,842)	160,556

(43)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows

Cumulative from inception to December 31, 2008 (unaudited)

Cumulative from inception to December 31, 2008
Cash flows from operating activities
Loss for the period	(76,842)
Items not affecting cash	-
Amortization and accretion	1,106
Fair value of special warrants	805
Accretion of special warrants liability	63
Gain on disposal of property, plant & equipment	(317)
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	10,010
Unrealized foreign exchange	3,636
Impairment of property, plant and equipment	125
Finance and development costs expensed	1,700
(59,687)
Net changes in working capital balances	-
Other receivables	(1,418)
Deposits and prepaids	946
Accounts payable and accrued liabilities	1,917
(58,242)
Cash flows from investing activities
Redemption of (investment in) short term deposits	(1,001)
Expenditure on capitalized development costs, net	(124,474)
Acquisition of property, plant and equipment	(3,716)
Disposal of property, plant & equipment	360
Proceeds of merger	81
(128,750)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	91,432
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Loans from non-controlling interest	43,790
246,227
Cash and cash equivalents - End of year	59,235

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	f)	Fair Value Measurements

The Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable (supported by little or no market activity) prices.

Long-term payables have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at December 31, 2008, considering that the loans are unsecured;

The fair values of our financial assets and liabilities at December 31, 2008 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value

Liabilities	-	-	-	-	-
Special warrants liability	-	-	1,093	1,093	1,074
Refundable deposit liability	-	-	9,462	9,462	10,904
Loans from non-controlling interest	-	-	4,816	4,816	13,159

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	g)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated financial statements were presented in accordance with US GAAP:

	2008	2007
Operating payables	981	844
Payables related to development cost of mineral properties	11,051	1,848
	12,032	2,692

h)	Stock-based compensation (unaudited)

The following additional information would have been presented with regards to stock-based compensation if these consolidated interim financial statements were presented in accordance with US GAAP:

	Number of options	Weighted average fair value $

Non-vested – December 31, 2007	770,833	1.09
Granted	4,415,000	0.46
Vested	(889,166)	0.76
Non vested – December 31, 2008	4,296,667	0.51

As at December 31, 2008 the outstanding stock options had no intrinsic value as they were all priced above the closing stock price of $0.22. The unrecognized stock based compensation (related to future services) at December 31, 2008 was estimated at $933 which is expected to be recognized over a weighted-average period of 0.61 years.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	i)	New accounting pronouncements adopted under US GAAP

The Company has adopted the following new standards effective January 1, 2008:

i)	SFAS No. 157, “Fair Value Measurements” (SFAS No. 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) which provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 were applied prospectively. The Company adopted the provisions of SFAS No. 157 on January 1, 2008 and it had no effect on its overall financial condition and results of operations.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

ii)	SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, FASB issued SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS-159”), which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS- 159 for the fiscal year beginning January 1, 2008 had no impact on the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008

17	United States generally accepted accounting principles (“GAAP”) (continued)

	j)	New accounting pronouncements not yet effective under US GAAP

i)	SFAS 141R, “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business. The standard also e.xpands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The standard is to be applied prospectively and accordingly has no impact on the current year consolidated financial statements.

ii)	SFAS-157, “Fair Value Measurements”

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The standard has no impact on the Company’s consolidated financial statements.

iii)	SFAS-160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into during years starting on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The standard’s measurement provisions are to be applied prospectively and accordingly has no impact on the current year consolidated financial statements. However, the Company anticipates that it would recognize non-controlling interest in future as SFAS-160 require that the Company continue to attributed losses to the non-controlling interest, even if that results in a deficit non-controlling interest balance. The non-controlling interest shall be presented in equity.

18	Subsequent event

	a)	Subsequent to December 31, 2008, the Company paid the current portion of the special warrant liability of US$330 to CONANP (note 7(a)).